Filed by Pacific Financial Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                             Subject Company:  BNW Bancorp, Inc.
                                                      Commission File No.:  None

     This filing relates to the proposed transaction pursuant to the terms of an Agreement and Plan of Merger dated as of October 22, 2003, between Pacific Financial Corporation and BNW Bancorp, Inc. Below is a summary of key issues regarding the proposed transaction provided to directors and employees of Pacific Financial Corporation to assist them in responding to questions of shareholders and other investors.

Additional Information and Where to Find It

In connection with the proposed transaction, Pacific Financial Corporation intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). Investors and security holders of Pacific Financial Corporation and BNW Bancorp, Inc., are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about Pacific Financial Corporation, BNW Bancorp, Inc., and the proposed transaction. Investors and shareholders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Pacific Financial Corporation with the SEC at the SEC's Web site at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and Pacific Financial Corporation's other filings with the SEC also may be obtained by sending a written request to Investor Relations, Pacific Financial Corporation, Post Office Box 1826, Aberdeen, WA 98520, or calling Sandra Key at (360) 533-8873, ext. 233, or by sending a written request to Investor Relations, BNW Bancorp, Inc., 100 Grand Avenue, Bellingham, WA 98225, or calling Gordon Browning at (360) 647-1491, ext. 3004.

Pacific Financial Corporation, its directors, and executive officers may be deemed to be participants in the solicitation of proxies from Pacific Financial shareholders in favor of the proposed transaction. A description of the interests of the Pacific Financial directors and executive officers, including their beneficial ownership of Pacific Financial common stock, is set forth in its proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. Investors and shareholders may obtain additional information regarding the interests of such potential participants by reading the definitive joint proxy statement/prospectus and the other relevant documents filed by Pacific Financial Corporation with the SEC when they become available.

Forward-Looking Statements

The following letter contains certain "forward-looking statements." The forward-looking statements are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. The following items are among the factors that could cause actual results to differ materially from the forward-looking statements: failure of the proposed merger to receive required regulatory or shareholder approval; difficulties in integrating our existing products, services, and operations; our ability to attract and retain customers and employees; general economic conditions; business conditions in the banking industry; world events and their impact on interest rates and customers; the regulatory environment; increased competition with community, regional and national financial institutions; and higher-than-expected loan delinquencies. Readers are cautioned not to place undue reliance on these forward-looking statements. Pacific Financial Corporation and BNW Bancorp, Inc., do not undertake any obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this filing. Readers should carefully review the risk factors described in this and other documents that Pacific Financial Corporation files from time to time with the SEC.

--------------------------------------------------------------------------------


                           Director Question & Answer
                                 Bank NorthWest


Q.  What prompted Pacific Financial Corporation to consider this acquisition?

A. Bank NorthWest was formed by local businessmen to provide superior community banking services to the Whatcom County marketplace. Pacific Financial Corporation's history is similar, so the companies are compatible. Pacific Financial has been doing loan participation arrangements with Bank NorthWest for over two years, which gave it familiarity with Bank NorthWest's market area and market opportunities. Bank NorthWest needs additional capital and Pacific Financial is interested in diversifying its market areas. The merger with Pacific Financial will allow Bank NorthWest to offer increased lending capital to Whatcom County companies and will enable Pacific to diversify. The result should be increased value for shareholders of both companies and greater resources available to customers of Bank NorthWest.

The Bank of the Pacific has long prided itself on its ability to make lending decisions quickly and close to the customer, as has Bank NorthWest. As a result, the current lending decision processes are a perfect fit.

This merger will increase the value of all our shareholders' investment and reward them for their support.

The Bank of the Pacific has a strong history of community involvement and contributions as does Bank NorthWest. This involvement and support will continue in all markets served by the company following the merger.

Q.  When will the transaction be completed?

A. It is anticipated that the transaction will be completed in the first quarter of 2004, pending regulatory approvals and the approval of the shareholders of Pacific Financial Corporation and BNW Bancorp, Inc. The boards of directors of both companies have approved this transaction.

Q.  Are there any  efficiencies or enhancements gained from this merger?

A. The combined company will increase its lending base. In addition, Bank NorthWest's mortgage operation will further enhance revenue growth.

Q.  What are the terms of the transaction?

A. Shareholders of BNW Bancorp, Inc., will be entitled to receive, in exchange for each share of BNW common stock held, 0.85 shares of Pacific Financial common stock. Following the merger, Pacific Financial common stock will be owned approximately 78% by current shareholders of Pacific Financial and 22% by former shareholders of BNW Bancorp.

The exchange of BNW Bancorp shares for Pacific Financial shares in the merger is expected to be a tax-free transaction to the shareholders of BNW Bancorp.

Q.  How will the Board be organized after the merger?

A. BNW Bancorp, Inc.'s Board of Directors has played an integral role in the founding and successful growth of the company. They fully support this merger and will have three members continue to serve on Pacific Financial's Board of Directors. Other board members have agreed to continue to serve on a newly formed Advisory Board for the Whatcom County operations.